Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND

NON-COMPLIANCE WITH THE LISTING RULES

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”) hereby announces that Mr. Wang Yuncai (“Mr. Wang”) has tendered his resignation as an independent non-executive Director and a member of the audit committee, nomination committee and remuneration committee of the Board with effect from 5 February 2026 as he would like to spend more time pursuing his other business development. Following his resignation, Mr. Wang will no longer hold any other position in the Company or its subsidiaries.

Mr. Wang has confirmed to the Board that he has no disagreement with the Board or the Company and that there is no other matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited.

Mr. Wang had served the Board as an independent non-executive Director since June 2014. The Board would like to express its sincere gratitude to Mr. Wang for his valuable and professional contributions to the Company during his tenure.

NON-COMPLIANCE WITH THE LISTING RULES

Following the resignation of Mr. Wang, the Board comprises five Directors, of which three are executive Directors, one is non-executive Director and one is independent non-executive Director. The Company currently does not comply with the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”):

(i)	The requirement under Rule 3.10(1) of the Listing Rules which stipulates that the board must include at least three independent non-executive directors;
(ii)	The requirement under Rule 3.10A of the Listing Rules which stipulates that the number of independent non-executive Directors must represent at least one-third of the Board;
(iii)	The requirement under Rule 3.21 of the Listing Rules which stipulates that the audit committee must comprise a minimum of three members;
(iv)	The requirement under Rule 3.25 of the Listing Rules which stipulates the composition requirements and the terms of reference of the Remuneration Committee;
(v)	The requirement under Rule 3.27A of the Listing Rules which stipulates the composition requirements and the terms of reference of the Nomination Committee;
(vi)	The requirement under Rule 13.92(2) of the Listing Rules which stipulates that the board must have directors of different genders;

The Company will endeavor to identify suitable candidates to fill the vacancies of the independent non-executive Director and the relevant Board committees in order to comply with the requirements under the Listing Rules as soon as practicable and in any event within three months from the date of this announcement as required under Rules 3.11, 3.23, 3.27, 3.27C and 13.92(2) of the Listing Rules. Further announcements will be made by the Company as and when appropriate in accordance with the Listing Rules. The Company’s operational activities are being carried out normally and will not be adversely affected by it.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 5 February 2026

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Director is Mr. Liu Kwong Sang.